Exhibit 99.1

Appendix 4C Quarterly report for entities
admitted on the basis of commitments

Appendix 4C – 4th Quarter

Quarterly Report

For Entities Admitted on the Basis of Commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of Entity:

Prima BioMed Ltd (ASX:PRR)

ABN:

90 009 237 889

Quarter Ended ("Current Quarter")

30 June 2013

Consolidated Statement of Cash Flows

	Cash flows related to operating activities	Current Quarter $A'000	Year-to-Date $A'000
1.1	Receipts from customers	-	3
1.2	Payments for		
	(a) staff costs	(937)	(3,864)
	(b) advertising and marketing	(63)	(268)
	(c) research and development	(2,752)	(12,028)
	(d) leased assets	-	-
	(e) other working capital	1,035	(2,033)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	92	1,257
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes benefit	(22)	(64)
1.7	Other – (R&D tax refund, grants received)	101	1,691
	Net operating cash flows	**(2,546)**	**(15,306)**

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 1

Appendix 4C Quarterly report for entities admitted on the basis of commitments

Current Quarter

$A’000

Year-to-Date

$A’000

1.8 Net operating cash flows (carried forward) (2,546) (15,306)

Cash flows related to investing activities

1.9 Payment for acquisition of:

(a) businesses (item 5) - -

(b) equity investments - -

(c) intellectual property - -

(d) physical non-current assets (288) (344)

(e) other non-current assets - -

1.10 Proceeds from disposal of:

(a) businesses (item 5) - -

(b) equity investments - -

(c) intellectual property - -

(d) physical non-current assets - -

(e) other non-current assets - -

1.11 Loans to other entities - -

1.12 Loans repaid by other entities - -

1.13 Other (provide details if material) - -

Net investing cash flows (288) (344)

1.14 Total operating and investing cash flows (2,834) (15,650)

Cash flows related to financing activities

1.15 Proceeds from issues of shares, options, etc. 7,714 7,714

1.16 Transfer of shares - -

1.17 Proceeds from borrowings net finance costs - -

1.18 Repayment of borrowings - -

1.19 Dividends paid - -

1.20 Other - capital raising costs (237) (237)

Net financing cash flows 7,477 7,477

Net increase (decrease) in cash held 4,643 (8,173)

1.21 Cash at beginning of quarter/year to date 25,179 38,037

1.22 Exchange rate adjustments to item 1.21 200 (158)

1.23 Cash at end of quarter 30,022 30,022

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 2

Appendix 4C Quarterly report for entities admitted on the basis of commitments

Payments to Directors of the Entity and Associates of the Directors

Payments to Related Entities of the Entity and Associates of the Related Entities

Current Quarter

$A’000

1.24 Aggregate amount of payments to the parties included in item 1.2 198

1.25 Aggregate amount of loans to the parties included in item 1.11 -

1.26 Explanation necessary for an understanding of the transactions

Directors’ fees and consulting fees at normal commercial rates

Non-Cash Financing and Investing Activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated Assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing Facilities Available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

Amount Available Amount Used

$A’000 $A’000

3.1 Loan facilities - -

3.2 Credit standby arrangements - -

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 3

Appendix 4C Quarterly report for entities admitted on the basis of commitments

Reconciliation of Cash

Reconciliation of cash at the end of the quarter Current Quarter Previous

(as shown in the consolidated statement of cash flows) Quarter to the related items in the accounts is as follows. $A’000 $A’000

4.1 Cash on hand and at bank 13,793 10,546

4.2 Deposits at call 8,229 4,633

4.3 Bank overdraft - -

4.4 Other (Term Deposit) 8,000 10,000

Total: Cash at end of quarter (item 1.23) 30,022 25,179

Acquisitions and Disposals of Business Entities

Acquisitions Disposals

(Item 1.9(a)) (Item 1.10(a))

5.1 Name of entity - -

5.2 Place of incorporation or registration - -

5.3 Consideration for acquisition or disposal - -

5.4 Total net assets - -

5.5 Nature of business - -

Compliance Statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign Here: Date: Friday 26th July 2013

Company Secretary

Print Name: Deanne Miller

+ See chapter 19 for defined terms.

Appendix 4C Quarterly report for entities admitted on the basis of commitments

Notes

1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss

9.2 - itemised disclosure relating to acquisitions 9.4 - itemised disclosure relating to disposals 12.1(a) - policy for classification of cash items 12.3 - disclosure of restrictions on use of cash 13.1 - comparative information

3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 5